                                                                    Exhibit 7(i)

                                                            GeneralCologneRe(TM)



                        AUTOMATIC YEARLY RENEWABLE TERM
                             REINSURANCE AGREEMENT

                              AGREEMENT # P226-106

                                    between

                    PROVIDENT MUTUAL LIFE INSURANCE COMPANY
                                       of
                              BERWYN, PENNSYLVANIA

                                      and

                      GENERAL & COLOGNE LIFE RE OF AMERICA
                                       of
                             STAMFORD, CONNECTICUT

                             REINSURANCE AGREEMENT
                                    SUMMARY

COMPANY:              Provident Mutual Life Insurance Company
                      Berwyn, Pennsylvania

AGREEMENT NUMBER:     P226-106

ACCOUNT NUMBER:       3830

REINSURER:            General & Cologne Life Re of America
                      Stamford, Connecticut

EFFECTIVE DATE:       October 1, 2001

PLANS COVERED:        See Exhibit A

TYPE OF TREATY:       Automatic with Facultative Option YRT

RETENTION:            See Exhibit A

BINDING LIMIT:        See Exhibit A

QUOTA SHARE:          See Exhibit A

PREMIUMS:             See Exhibit B

ADMINISTRATIVE BASIS: See Exhibit C

POLICY FEE:           No policy fee

PREMIUM TAX:          Not reimbursed

MINIMUM CESSION:      Amounts of reinsurance less than $25,000 will not be
                      ceded.

MINIMUM FACULTATIVE
SUBMISSION:           Greater of $25,000 or the plan minimum reinsurance risk
                      per cession.

JUMBO LIMIT:          All life insurance in force and applied for with all
                      companies, shall not be more than $50,000,000.

RECAPTURE:            After ten (10) policy years

In the event of any conflict between this Summary Page and the terms and conditions of the Reinsurance Agreement, the terms and conditions of the Agreement shall govern.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----


ARTICLE I.             PARTIES TO THE AGREEMENT                               1

ARTICLE II.            AUTOMATIC REINSURANCE                                  2
                       A. General Conditions
                       B. Coverages
                       C. Ceding upon Maximum Retention
                       D. Ceding upon Less than Maximum Retention

ARTICLE III.           FACULTATIVE REINSURANCE                                3
                       A. Procedure
                       B. Continuing Notice Obligation
                       C. Minimum Facultative Submission

ARTICLE IV.            LIABILITY                                              4
                       A. Automatic Reinsurance
                       B. Facultative Reinsurance
                       C. Conditional Receipt

ARTICLE V.             REINSURANCE BENEFIT AMOUNTS                            5
                       A. Life
                       B. Waiver of Premium

ARTICLE VI.            REDUCTIONS, TERMINATIONS AND CHANGES                   6
                       A. Reductions and Terminations
                       B. Increases
                       C. Nonforfeiture Benefits
                       D. Reinstatements

ARTICLE VII.           CONVERSIONS, EXCHANGES AND REPLACEMENTS                7
                       A. Conversions
                       B. Exchanges and Replacements

ARTICLE VIII.          PREMIUMS                                               8
                       A. Premium Payment
                       B. Delayed Payment
                       C. Failure to Pay Premium
                       D. Premium Rate Guarantee

ARTICLE IX.            CLAIMS                                                 9
                       A. Liability
                       B. Proof of Loss
                       C. Settlement
                       D. Contested Claims
                       E. Extra-Contractual Damages
                       F. Misstatement



                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
ARTICLE X.    RECAPTURE                                                11

ARTICLE XI.   GENERAL PROVISIONS                                       12
              A. Premium Tax
              B. Offset
              C. Currency
              D. Company Data
              E. Errors and Omissions
              F. Inspection of Records
              G. Severability
              H. Privacy

ARTICLE XII.  DAC TAX                                                  13

ARTICLE XIII. INSOLVENCY                                               14

ARTICLE XIV.  ARBITRATION                                              15

ARTICLE XV.   DURATION OF AGREEMENT                                    16

ARTICLE XVI.  EXECUTION                                                17


EXHIBIT A.    PLANS, RETENTION AND BINDING LIMITS

EXHIBIT B.    REINSURANCE PREMIUMS AND ALLOWANCES

EXHIBIT C.    REPORTING METHOD

EXHIBIT D.    CONVERSION RATES

                                   ARTICLE I

                            PARTIES TO THE AGREEMENT

This is an agreement for indemnity reinsurance (the "Agreement") solely between Provident Mutual Life Insurance Company (the "Company") and General & Cologne Life Re of America, a Connecticut Corporation (the "Reinsurer"). This Agreement shall be construed in accordance with the laws of the State of Pennsylvania.

This Agreement shall constitute the entire agreement between the parties with respect to the business reinsured hereunder. There shall be no understanding between the parties other than that expressed in this Agreement. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.

The acceptance of risks under this Agreement shall create no right or legal relation whatsoever between the Reinsurer and the insured, owner, or beneficiary of any insurance policy or other contract of the Company.






02/26/02                                                                 1 of 24

                                   ARTICLE II

                             AUTOMATIC REINSURANCE

A. General Conditions. On or after 12:01 A.M. Eastern Standard Time on the effective date of this Agreement, as shown in Article XVI, reinsurance under this Agreement shall be in force and binding on the Reinsurer provided that the issuance of such insurance by the company constitutes the transaction of business in a jurisdiction in which the Company is properly licensed, the insurance is issued on the lives of residents as described in Exhibit A, and the reinsurance premiums continue to be paid in accordance with this Agreement.

B. Coverages. Life insurance and Waiver of Premium Disability benefits for an amount not greater than the corresponding life insurance are the coverages reinsured automatically under this Agreement, up to the limits shown in Exhibit A.

C. Ceding upon Maximum Retention. When the Company retains its maximum limit of retention with respect to a life, as shown in Exhibit A, the Company shall cede and the Reinsurer shall automatically accept as reinsurance under the terms and conditions of this Agreement, liability on individual life insurance on such life, together with all reinsured supplemental coverages, provided that the policies are issued directly by the Company on those plans of insurance shown in Exhibit A and fully underwritten by employees of the Company in accordance with the Company's usual underwriting standards and requirements which the Reinsurer has acknowledged in writing.

    Reinsurance shall not be ceded automatically to the Reinsurer on any risk if:

    1. the amount of reinsurance causes the Binding Limit, as shown in Exhibit A, to be exceeded; or

    2. the amount of insurance causes the Jumbo Limit, as shown in Exhibit A, to be exceeded; or

    3. the Company has submitted the risk for facultative underwriting consideration to any reinsurer, including the Reinsurer, within five years; or

    4. the substandard mortality rating assessed to the risk exceeds Table P (500%) or its equivalent on an extra premium basis; or

    5. the risk at the time of issue exceeds the maximum issue age shown in Exhibit A.

D. Ceding While Retaining Less Than Full Retention. When the Company retains or has retained less than its maximum limit of retention on a life and all other conditions in Section C above are satisfied, the Company may cede automatically only an amount equal to or less than the amount retained.

2/26/02                                                                  2 of 24

                                  ARTICLE III

                            FACULTATIVE REINSURANCE

A. Procedure. The Company may submit for facultative consideration, any risk on those plans of reinsurance shown in Exhibit A by sending the Reinsurer a reinsurance application form showing details of the risk together with copies of the original application and all information known to the Company pertaining to the insurability of the risk. The Reinsurer shall give the reinsurance application prompt consideration and shall notify the Company of its decision and risk classification.

    After the first premium has been received by the Company on a policy that has been submitted to and accepted by the Reinsurer on a facultative basis, the Company shall promptly report placement of the policy to the Reinsurer in the agreed upon format.

    Unless specifically agreed to the contrary, the Reinsurer shall hold its offer on a pending case open for ninety (90) days, at the end of which time the Reinsurer shall, in the absence of notification of case status, routinely close its file and consider the offer to reinsure as formally withdrawn.

B. Continuing Notice Obligation. Both prior to and subsequent to the Reinsurer's acceptance of a risk, the Company shall send to the Reinsurer all information that is related to the insurability of such risk.

C. Minimum Facultative Submission. The minimum facultative submission under this Agreement shall be as shown in Exhibit A.


02/26/02                                                                 3 of 24

                                   ARTICLE IV

                                   LIABILITY


A. Automatic Reinsurance. The liability of the Reinsurer on any automatic reinsurance covered under this Agreement shall begin and end simultaneously with that of the Company, subject to the conditions of Article II.

B. Facultative Reinsurance. The liability of the Reinsurer on any facultative reinsurance covered under this Agreement shall begin and end simultaneously with that of the Company provided that the Reinsurer has given the Company an offer to reinsure the risk, and the Company has indicated acceptance and acts in accordance with the Reinsurer's offer. The Reinsurer shall become liable for its share of the risk, provided that the policy has been delivered according to the usual procedures of the Company and that the Company has followed its facultative coverage rules for reinsurance placement.

C. Conditional Receipt. The Reinsurer will accept liability on the Company's Conditional Receipt or Pre-paid business up to the amount shown in Exhibit A, provided that all procedures, terms and conditions of the Company's Conditional Receipt are followed. All Conditional Receipt forms in use by the Company, as well as any subsequent changes or modifications must be approved in writing by the Reinsurer.

   1. Coverage for Automatic Reinsurance. The Reinsurer's liability on automatic reinsurance shall begin and end with the Company's conditional receipt liability.

   2. Coverage for Facultative Reinsurance. For those risks submitted facultatively, conditional receipt liability shall not commence until the Reinsurer has made an explicit acceptance of the risk.

   3. Discrepancy with Conditional Receipt. In the case where the conditional receipt is given for an amount less than the policy application, the Reinsurer shall not be liable for more than its proportionate share of the maximum limit as shown in the Company's conditional receipt.







02/26/02                                                                 4 of 24

                                   ARTICLE V

                          REINSURANCE BENEFIT AMOUNTS


A. Life. Reinsurance under this Agreement for Life Insurance and Waiver of Premium Disability Benefit is on a Yearly Renewable Term Reinsurance basis. The reinsurance benefit shall be determined in the manner described below, unless otherwise mutually agreed.

   1. Cash Value Plans. The net amount at risk of the policy is defined to be the death minus the terminal reserve. The amount of reinsurance benefit at each policy is the death benefit of the policy minus the initial amount retained minus the terminal reserve on the [(portion of the policy reinsured) or (policy)]. The Company shall notify the Reinsurer of the Reserve Calculation Method being used. The reinsurer may interpolate or use reasonable approximations.

   2. Universal Life. The net amount at risk is defined to be the death benefit minus the account value. The amount of reinsurance benefit at each policy duration is the net amount at risk at each duration multiplied by the reinsurance proportion "p" where

              p = Initial Reinsurance Amount
                  --------------------------
                    Policy Death Benefit

   3. Level Death Benefit Plans.
      The reinsurance benefit for plans with a level death benefit shall be the death benefit of the policy minus the initial amount retained by the Company.

   4. Decreasing Term Plans.

      For decreasing term plans, the reinsurance benefit shall be the current death benefit of the policy times the reinsurance proportion "p". The reinsurance proportion "p" is calculated at issue as follows:

              p = Policy Death Benefit - Amount Retained
                  --------------------------------------
                        Policy Death Benefit

For reinsurance of plans with fluctuating net amounts at risk or with increasing or decreasing death benefits, the reinsurance benefit for the entire policy year shall be the reinsurance benefit calculated by the Company at the beginning of each policy year, in accordance with the methods outlined above. The Reinsurer's liability shall be the amount calculated at the beginning of each policy year. If there is a change in the policy, the Company shall send amended reinsurance benefit amounts to the Reinsurer.

B. Disability Waiver of Premium. The Disability Waiver of Premium benefit amount reinsured shall not be greater than the amount of the corresponding Life Insurance benefit reinsured. The Disability Waiver benefit amount reinsured shall, at the Company's option, be supplied to the Reinsurer for at least ten
   (10) policy years at a time, or else determined by the Reinsurer from the Company rate materials in its possession, using any reasonable approximations that may be necessary.




02/26/02                                                                 5 of 24

                                   ARTICLE VI

                      REDUCTIONS, TERMINATIONS AND CHANGES

Whenever a change is made in the status, plan, amount or other material feature of a policy reinsured under this Agreement, the Reinsurer shall, upon notification of the change, provide appropriately adjusted reinsurance coverage. The Company shall notify the Reinsurer of any such change, not more than sixty
(60) calendar days after its effective date.

A. Reductions and Terminations. In the event of the reduction, lapse or termination of insurance with the Company on a life, the Company shall reduce reinsurance proportionately. In the event that there is more than one reinsurer on the policy being reduced, the reduction in reinsurance shall be proportionate among the reinsurers. The Reinsurer shall refund any unearned premiums. However, policy fees, if any, shall be deemed earned for a policy year if during any portion of such policy year, ceded insurance is exposed to risk.

B. Increases. If a change results in the amount of insurance being increased, the increase will be considered new reinsurance under this Agreement and shall be underwritten by the Company in accordance with its customary standards and procedures. If the policy were submitted to the Reinsurer facultatively, increases must be approved by the Reinsurer.

C. Nonforfeiture Benefits. If the original policy lapses and extended term insurance or reduced paid-up insurance is granted under the terms of the policy, the Reinsurer, upon notification of such change, will proportionately adjust the amount of reinsurance and accept appropriately adjusted reinsurance premiums calculated in the same manner as reinsurance premiums were calculated on the original policy. However, the Reinsurer shall not provide coverage for extended term insurance on policies originally issued at substandard ratings greater than 150% of standard or the equivalent in flat extra premium unless the Reinsurer specifically agrees in advance to do so.

D. Reinstatements. If a policy that has lapsed or surrendered is reinstated in accordance with its terms and in accordance with Company rules and procedures, the Reinsurer shall, upon notification of reinstatement, reinstate the pre-existing reinsurance coverage. However, if the policy were facultatively reinsured with the Reinsurer, approval by the Reinsurer shall be required prior to the reinstatement of the reinsurance if the Company retained less than fifty (50) percent of the risk and the policy has been lapsed for more than ninety (90) calendar days. Upon reinstatement of the reinsurance coverage, the Company shall pay the reinsurance premiums which would have accrued had the policy not lapsed, together with interest at the same rate as the Company receives under its policy.



2/26/02                                                                 6 of 24

                                  ARTICLE VII

                    CONVERSIONS, EXCHANGES AND REPLACEMENTS

A. Conversions. The Reinsurer shall continue to accept reinsurance resulting from the contractual conversion of any policy reinsured under this Agreement, in an amount not to exceed the original amount reinsured hereunder. Reinsurance premiums for such conversions shall be at a point-in-scale basis from the original issue date at the agreed upon conversion premium rates.

    If the conversion results in an increase in risk, the increase shall require evidence of insurability. Reinsurance premiums for increases shall be first-year premiums at the agreed upon premium rate.

B. Exchanges and Replacements. The Reinsurer will consider exchanges and replacements to the plans reinsured under this Agreement. First-year premium calculations will apply to any policy on which:

    1. the Company has obtained complete and current underwriting evidence on the full amount; and

    2.  the full normal commissions are paid for the new plan; and

    3. the Suicide and Contestable provisions apply as if the policy were newly issued.

    Reinsurance premiums shall be the agreed upon exchange premiums.




02/26/02                                                                 7 of 24

                                  ARTICLE VIII

                                    PREMIUMS

A. Premium Payment. Reinsurance premiums for life insurance and waiver of premium disability benefits shall be the premiums shown in Exhibit B. Reinsurance premiums are payable in accordance with the method outlined in Exhibit C.

B.  Delayed Payment. Premium balances which remain unpaid for more than sixty
    (60) calendar days shall incur interest from the due date, calculated from that date by using the 13-week Treasury Bill rate reported for the last working day of the calendar month in the "Money Rates" section of The Wall Street Journal or comparable publications.

C. Failure to Pay Premiums. The payment of reinsurance premiums shall be a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid when due, the Reinsurer shall have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it shall give the Company sixty (60) calendar days written notice of its intention to terminate said reinsurance. If all reinsurance premiums in arrears, including any which may become in arrears during the sixty (60) calendar day period, are not paid before the expiration of said period, the Reinsurer shall be relieved of all liability. Policies on which reinsurance premiums subsequently fall due will automatically terminate if reinsurance premiums are not paid. Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within thirty (30) calendar days of the date of termination upon payment of all reinsurance premiums in arrears. The Reinsurer shall have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance shall not prejudice the Reinsurer's right to collect premiums for the period reinsurance was in force prior to the expiration of the sixty (60) calendar day notice.

D. Premium Rate Guarantee. The Reinsurer anticipates continuing to accept premiums on the basis of the rates shown in Exhibit B, however the Reinsurer can only guarantee that the life reinsurance premium rates payable under this Agreement shall not exceed the one-year term net premiums computed on the 1980 CSO Mortality Table at the maximum valuation interest rate allowable for the policies reinsured.


02/26/02                                                                 8 of 24

                                   ARTICLE IX

                                     CLAIMS

A. Liability. Whenever a claim is made on a policy reinsured under this Agreement, the Reinsurer shall consider its liability to the Company to be for the amount of reinsurance for that policy as determined in Article V and Exhibit A. If the Company has been paying premium to the Reinsurer on an estimated reinsured net amount at risk, the Reinsurer's claim liability shall not exceed that amount provided by the Company. The Reinsurer will accept the good faith decision of the Company in settling a claim and shall pay the amount of its liability in effect at the time of settlement, including its proportionate share of any interest paid to the claimant.

    If the Company has retained either a) less than its full retention or b) twenty (20) percent or less of the risk, the Company shall consult with the Reinsurer before making an admission of liability on any claim on which death has occurred during the contestable period. If the Company chooses to pay such a claim that the Reinsurer believes should be contested, then the dispute may be submitted to arbitration.

B. Proof of Loss. In every case of loss, the Company shall provide the Reinsurer with copies of all proofs of loss, underwriting papers, investigation reports and a statement showing the amount paid on the claim by the Company, plus any information the Reinsurer may reasonably request.

C.  Settlement.

    1. Life. For Life insurance claims, the Reinsurer shall pay its share of death benefits in a lump sum regardless of the form of claim settlement by the Company.

    2. Waiver of Premium. For an approved Waiver of Premium benefit claim, the Reinsurer shall pay its share of the gross premium waived by the Company, and the Company shall continue to pay the total reinsurance premium, excluding the corresponding waiver premium. If the policy is subject to recapture, the reinsurance premium shall be appropriately adjusted. The Reinsurer may pay Waiver of Premium claims in one (1) payment per year regardless of the mode of premium payment specified in the policy.

D. Contested Claims. The Company shall notify the Reinsurer of its intention to contest or compromise a claim. Unless agreed otherwise, all contestable claims will be routinely investigated. If the Reinsurer chooses not to participate in a contested claim, it shall pay its full amount of reinsurance liability on such claim and shall thereby be relieved of all future liability with respect to such contested claim.

    If the Reinsurer joins the Company in a contest or compromise, the Reinsurer shall participate in the same proportion that the amount at risk reinsured with the Reinsurer bears to the total amount at risk to the Company on the claim and shall


02/26/02                                                                 9 of 24

                                   ARTICLE IX

                                     CLAIMS
                                  (continued)


   share in the reduction in liability in the same proportion. The Reinsurer shall pay its share of "routine expenses" which are considered to be investigative or administrative expenses incurred by the Company that are customarily incurred with respect to most claims. Participation in "unusual expenses" shall require written consent by the Reinsurer which consent shall not be unreasonably withheld. Unusual expenses shall include, but not be limited to, fees of outside attorneys, investigators or consultants. The Reinsurer shall not reimburse expenses or compensation of salaried officers and employees of the Company or expenses incurred by the Company as a result of a dispute arising out of conflicting claims of entitlement to policy proceeds or benefits.

E. Extra-Contractual Obligations. The Reinsurer shall not be liable for punitive, exemplary or any other noncontractual damages assessed against the Company on the basis of fault or wrongdoing on the part of the Company, its agents or representatives. However, should the Reinsurer have concurred in the acts or omissions giving rise to such damages, the Reinsurer will pay its proportionate share of such damages.

F. Misstatement. In the event of an increase or decrease in the amount of the Company's liability on a policy reinsured hereunder because of a misstatement of age, sex, or other risk classification, which is established after the death of the insured, the Company and the Reinsurer shall share in the change in amount in proportion to its respective net liability prior to the change. The reinsurance premium for the policy year of death shall be recalculated on the basis of the adjusted amount using premiums and reserves at the correct risk classification, and the adjustment for the difference in reinsurance premiums shall be made without interest.





02/26/02                                                                10 of 24

                                   ARTICLE X

                                   RECAPTURE


Recapture is not available until the end of the tenth (10th) policy year, and then must be in conjunction with an increase in the Ceding Company's maximum schedule of retention. The amount eligible for recapture will be the difference between the amount originally retained and the amount the Ceding Company would have retained on the same quota share basis had the new retention schedule been in effect at the time of issue.

Whenever the Company changes its Policy Size limits of retention, it shall promptly notify the Reinsurer. If the Company increases it Policy Size retention limits, it may exercise its right of recapture and reduce the existing reinsurance by a corresponding amount, in accordance with the following rules.

A. No reduction shall be made in the reinsurance on any policy unless the Company retained its maximum Policy Size retention limit for the plan, age and mortality ratings at the time the policy was issued.

B. The reduction in reinsurance shall be made on the next anniversary of each policy affected. However, no reduction shall be made until a policy has been in-force for ten years.

C. The Company shall give the Reinsurer ninety (90) days written notice of its intention to recapture existing business reinsured under this Agreement in accordance with its new limits of retention.

D. If any reinsurance is recaptured following a Policy Size retention increase, all reinsurance which is subject to recapture under these provisions must be similarly recaptured.

E. If there is reinsurance in other companies on risks eligible for recapture, the Reinsurer's reduction will be in proportion to its share of the total reinsurance on the life.

F. In the event that any reinsurance policy affected by recapture is overlooked, the acceptance by the Reinsurer of reinsurance premiums after the effective dates of the reductions or cancellations shall not constitute or determine a liability on the part of the Reinsurer for such reinsurance, and the Reinsurer shall be liable only for a refund of the premiums so received, without interest.

G. No reduction may be made in any supplemental benefits reinsured unless the life reinsurance is also being reduced.

H. If at the time of recapture the risk is an active claim for Wavier of Premium Disability, the life risk shall be considered subject to recapture. However, the original disability reinsurance shall remain in force until such time as the disability claim ceases.





02/26/02                                                                11 of 24

                                   ARTICLE XI

                               GENERAL PROVISIONS

A. Premium Tax. The Reinsurer shall not reimburse the Company for premium taxes on reinsurance premiums.

B. Offset. Upon notice to the other party, the Company or the Reinsurer may offset any balances due from one party to the other from premiums, allowances, claims, or any other amounts due under this Agreement.

C. Currency. All payments under this Agreement shall be made in United States currency.

D. Company Data. The Company agrees to keep the Reinsurer informed of the identity and terms of its policies, riders and contracts reinsured under this Agreement, as well as any special programs affecting reinsurance hereunder, with copies of its application forms, policy forms, supplementary agreements, rate books, plan codes and all other materials relevant to the coverages reinsured.

   Further, the Company agrees to furnish the Reinsurer with all underwriting manuals or criteria, requirements, and retention schedules affecting reinsurance ceded and to keep the Reinsurer fully informed of all subsequent changes to said materials.

E. Errors and Omissions. Administrative or clerical error or omissions of an accidental or unintentional nature shall be corrected, and both parties shall be restored to the positions they would have occupied had no such error or omission occurred. Errors of judgment are not covered by this provision.

F. Inspection of Records. The Reinsurer and the Company, or their duly authorized representatives, shall have the right at any reasonable time to inspect, at the office of the other, all books and documents relating, directly or indirectly, to any business reinsured under this Agreement.

G. Severability. If any provision of this Agreement is determined to be invalid or unenforceable, such determination will not impair or affect the validity or the enforceability of the remaining provisions of this Agreement.

H. Privacy. The Reinsurer shall:

(a) abide by and comply with the privacy policies and procedures of the Ceding Company, as may be amended from time to time, and the privacy standards and requirements under the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, and any state laws implementing the same (collectively "GLB"), and any other applicable state or federal law; and

(b) be prohibited from the use or disclosure of non public personal information (as defined under GLB) of any Customer (as defined under GLB) to anyone, including affiliated companies, except as necessary to service the Policies, or as otherwise necessary or required under applicable law.



02/26/02                                                                12 of 24

                                  ARTICLE XII

                                    DAC TAX

The Company and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 29, 1992, under
Section 848 of the Internal Revenue Code of 1986, as amended.

A. The term "party" will refer to either the Company or the Reinsurer, as appropriate.

B. The terms used in this Article are defined by reference to Regulation
   Section 1.848-2 in effect as of December 29, 1992.

C. The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expense with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

D. The Company and the Reinsurer agree to exchange information pertaining to the amount of the net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

E. The Company will submit a schedule to the Reinsurer by June 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Company stating that the Company will report such net consideration in its tax return for the preceding calendar year.

F. The Reinsurer may contest such calculation by providing an alternative calculation to the Company in writing within thirty (30) days of the Reinsurer's receipt of the Company's calculation. If the Reinsurer does not so notify the Company, the Reinsurer will report the net consideration as determined by the Company in the Reinsurer's tax return for the previous calendar year.

G. If the Reinsurer contest the Company's calculation of the net consideration, the parties will act in good faith to reach an agreement on the correct amount within thirty (30) days of the date the Reinsurer submits its alternative calculation. If the Company and the Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.


02/26/02                                                                13 of 24

                                  ARTICLE XIII

                                   INSOLVENCY

A. Insolvency of the Company. In the event of insolvency of the Company, all payments due the Company by the Reinsurer shall be payable directly to the Company, its liquidator, receiver or statutory successor on the basis of the liability of the Company under the policies reinsured without diminution because of insolvency of the Company.

   In the event of insolvency of the Company, the liquidator, receiver or statutory successor shall give the Reinsurer written notice of the pendency of a claim on a policy reinsured within a reasonable time after the claim is filed in the solvency proceeding. During the pendency of the claim, the Reinsurer may investigate the claim and, in a proceeding where the claim is to be adjudicated, the Reinsurer may, at the Reinsurer's own expense, interpose in the name of the Company (its liquidator, receiver or statutory successor) any defense or defenses which the Reinsurer may deem available to the Company or its liquidator, receiver or statutory successor.

   Subject to court approval, the expense thus incurred by the Reinsurer shall be chargeable against the Company as part of the expense of liquidation to the extent of the proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer. Where two (2) or more reinsurers participate in the same claim and a majority in interest elect to interpose a defense to the claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreements as if the expense had been incurred by the Company.

B. Insolvency of the Reinsurer. In the event of the insolvency of the Reinsurer, the Company may retain all or any portion of any amount then due or which may become due the Reinsurer under this Agreement and use such amounts for the purposes of paying any and all liabilities of the Reinsurer incurred under this Agreement. When all such liability hereunder has been discharged, the Company shall pay the Reinsurer, its successor, or statutory receiver, the balance of such amounts withheld as may remain.

   In the event of the insolvency of the Reinsurer, the Company may, upon written notice to the Reinsurer, its liquidator, receiver or statutory successor, recapture, without penalty, the entire amount of reinsurance under this Agreement.

C. Definition of Insolvency. For purposes of this Agreement, the Company or the Reinsurer shall be deemed insolvent if:

   1. a court order is issued voluntarily or involuntarily placing it into conservatorship, rehabilitation, receivership, or liquidation, or appointing a conservator, rehabilitator, receiver or liquidator to take over its business; or

   2. it has filed or consents to the filing of a petition in bankruptcy, seeks reorganization or an arrangement with creditors or takes advantage of any bankruptcy, dissolution, liquidation or similar law or statute.

                                  ARTICLE XIV

                                  ARBITRATION

All disputes and differences between the Company and the Reinsurer on which an amicable understanding cannot be reached shall be resolved by arbitration at a mutually agreed upon location. The arbitration hearing shall be before a board of three arbitrators comprised of active or retired officers of life insurance or reinsurance companies excluding, however, officers and former officers of the Company and the Reinsurer.

Upon written request of either party sent by registered or certified mail, each party shall choose an arbitrator and the two (2) chosen shall select a neutral arbitrator. If either party refuses or neglects to appoint an arbitrator within sixty (60) days after receipt of the written request for arbitration, the appointing party may appoint a second arbitrator. The two arbitrators shall have thirty (30) days to agree on a method for selecting the neutral arbitrator. If the two arbitrators fail to agree on the selection method of the neutral arbitrator within thirty (30) days of their appointment, each of the parties to this Agreement shall name three (3) candidates to serve as the neutral arbitrator. Beginning with the party who did not initiate arbitration, each party shall eliminate one candidate from the six (6) listed until one candidate remains. If this candidate declines to serve as the arbitrator, the candidate last eliminated will be approached to serve. This process shall be repeated until a candidate has agreed to serve as the neutral arbitrator.

The selection and naming of all arbitrators shall be conducted in a timely manner.

The parties hereby waive all objections to the above method of choosing the arbitrators.

Each party shall submit its case to the arbitrators within thirty (30) calendar days of the appointment of the neutral arbitrator.

The arbitrators shall have the power to determine all procedural rules of the arbitration including but not limited to, inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration.

The arbitrators will base their decision on the terms and conditions of this Agreement and the customs and practices of the insurance and reinsurance industries rather than on strict interpretation of the law.

The decision of the arbitrators, in writing, will be made by majority rule and shall be final and binding on both parties. There shall be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment.

The allocation of the costs of arbitration will be made by the arbitrators.

                                   ARTICLE XV

                             DURATION OF AGREEMENT

This Agreement shall be effective on and after the effective date shown in
Article XVI and shall be unlimited in duration. It may be terminated at any time, insofar as it pertains to the reinsurance of new business, by either party giving ninety (90) days written notice of termination to the other. The Reinsurer shall continue to accept new business during the ninety (90) day period and shall continue to be liable on all in-force reinsurance granted under this Agreement until the termination or expiry of the insurance reinsured, except as provided in Article VIII.C.






02/26/02                                                                16 of 24

                                  ARTICLE XVI

                                   EXECUTION

This Agreement represents the entire contract between the Reinsurer and the Company and supersedes any prior oral or written agreements.

IN WITNESS WHEREOF, the parties have caused this Agreement # P226-106 to be signed on the dates set forth below with an effective date of October 1, 2001.

PROVIDENT MUTUAL LIFE INSURANCE COMPANY

BY: Scott V. Carney
---------------------------------------
TITLE: Vice President & Actuary
---------------------------------------
DATE: February 26, 2002
---------------------------------------
ATTEST: Gary B. Rosen
---------------------------------------



GENERAL & COLOGNE LIFE RE OF AMERICA

BY: [Illegible]
---------------------------------------
TITLE: SVP
---------------------------------------
DATE: 3/22/02
---------------------------------------
ATTEST: Robert Dargan
---------------------------------------




02/26/02

                                   EXHIBIT A

                      PLANS, RETENTION AND BINDING LIMITS

1.  PLANS REINSURED

    This Agreement covers business written by Provident Mutual Life Insurance Company and by its subsidiary, Providentmutual Life and Annuity Company of America. This coverage is known as the Single Life Permanent Pool.

    Automatically and facultatively reinsure the following plans and automatically reinsure the following riders:

    Plans:                                 Riders:
    Options Premier                        Additional Insurance Benefit
    Whole Life II                          Other Insured Term Rider
    Portfolio II                           Waiver of Premium
    Special Term                           Waiver of Monthly Deductions
    ProvFlex UL                            Change of Insured
    Face Amount Increases                  Guaranteed Purchase Option
                                           Long Term Care Acceleration Benefit
                                           Long Term Care Waiver
                                           Accelerated Death Benefit

    The Long Term Care Acceleration Benefit Rider and Waiver of Premium Rider are on the Individual VUL and UL products on the basis of a Maximum Monthly Benefit of $12,000. These riders are based upon the Reinsurer receiving its proportionate share of the basic life risk excess of the Company's retention. Any additional Residual Death Benefit would be proportionately shared, including the ceding company. Settlement for these riders will be done on an annual basis.

2.  AUTOMATIC BINDING LIMITS

    Automatic reinsurance coverage shall apply only to residents of the United States, Canada and Puerto Rico.

    A. LIFE: Pool binding limit is 16 times the Company's full retention. Pool Binding is in excess of the Company's retention.

        The reinsurer's share of the reinsurance pool is 25%.

    B.  WAIVER: Same as Life, not to exceed face amounts of $5,000,000.

    C.  ACCIDENTAL DEATH: Not applicable



02/26/02                                                                18 of 24

                                   EXHIBIT A

                      PLANS, RETENTION AND BINDING LIMITS
                                  (continued)


3. RETENTION LIMIT

   Policy Size          Retention
   Up to $100,000       The Company will keep 100% of each policy up to full
                        retention.
   $100,001 and over    The Company will keep 20% of each policy up to full
                        retention.


                            Life / Disability Waiver
                            ------------------------

                                     Special Classes A-G      Special Classes H-K
   Age at Issue        Standard      Flat Extra $0-$10.00     Flat Extras $10.01 +
   ------------       ----------     --------------------     --------------------
   0-31 days          $   25,000            None                       None
   32 days-2 years       750,000          $500,000                   $375,000
   3-65                1,250,000           875,000                    625,000
   66-70               1,000,000           750,000                    500,000
   71-75                 500,000           375,000                    250,000
   76-80                 250,000            None                       None
   81-85                 125,000            None                       None
   86+                   None               None                       None

The above limits may be exceeded by as much as $25,000 in order to avoid reinsurance.

The maximum retention for aviation risks is one-half the normal retention.

4. MINIMUM CESSION
   Amounts of Reinsurance less than $25,000 will not be ceded under this agreement.

5. CONDITIONAL RECEIPT LIMIT
   The Reinsurer's proportionate share of the $500,000 maximum conditional receipt limit.

6. JUMBO LIMITS
   The Company shall not cede automatically to the Reinsurer any risk on an individual life where the amount of life insurance in force in all companies plus the amount applied for exceeds the following:

   A. LIFE: $50,000,000

   B. WAIVER: Not to exceed face amounts of $5,000,000.

   B. ACCIDENTAL DEATH: Not applicable



02/26/02                                                                19 of 24

                                   EXHIBIT B

                      REINSURANCE PREMIUMS AND ALLOWANCES

Life. Reinsurance premiums shall be the annual premium rate of the 1975 - 1980 Select and Ultimate Mortality Table ANB, for the insured's age and table rating, multiplied by the following percentages:


                                           First Year      Renewals
                                           ----------      --------

       Preferred                               0%             30%
       Nonsmoker                               0%             50%
       Smoker                                  0%             96%


Other Allowances.

       Additional Insurance Benefit       Same YRT rates as base policy
       Other Insured Term Rider

Substandard Ratings. Premiums increased by the appropriate % per Table. Allowances are the same as those for life benefits.

Flat Extras. In the event that a risk is accepted and ceded with a flat extra premium, the total premium remitted to the Reinsurer shall include the flat extra premium minus the allowances shown below.


       Type of Flat Extra Premium          First Year      Renewal
                                           ----------      --------

       Temporary Flat (1-5 years)             10%             10%
       Permanent Flat (6 years and greater)   75%             10%


Policy Fees. To be retained by the Company.

Waiver of Premium, Waiver of Monthly Deductions, Long Term Care Acceleration Benefit, Long Term Care Waiver. Reinsurance premiums shall be 25% of the annual premiums of the Company in the first policy year and 90% of those premiums in renewal years.

Conversions. Not Applicable.



02/26/02                                                                20 of 24

                                   EXHIBIT C

                                REPORTING METHOD

                              SELF ADMINISTRATION

Reporting Method. As soon as possible after a reinsured policy is placed in force, the Company shall show it on its reinsurance report giving the details as described in Exhibit C.1.

Premium Accounting. Reinsurance premiums are payable annually in advance. Within thirty (30) days after the end of the month, the Company shall send the Reinsurer a statement showing reinsurance premiums due for that period together with payment as indicated on the statement.

If an amount is due the Company, the Reinsurer shall remit such amount within a reasonable time after its receipt of the statement.

To facilitate the processing of reinsurance remittances, please send all payments to:

    General & Cologne Life Re of America
    Dept. 0129
    PO Box 40000
    Hartford, CT 06151-0129

Arrangements can also be made to accommodate the payment of funds by means of Electronic Funds Transfer or wire transfer.



02/26/02                                                                21 of 24

                                  EXHIBIT C.1

                        Self-Administered Bulk Reporting

Bulk Reporting requirements are listed below and attached is a sample of a Self-Administered Reinsurance Summary Reporting Form for requirements 5. Accounting Information; 6. Reserve Information; and, 7. Policy Exhibit Information.

Report formats may differ in style; however, the required data must be provided in order to properly administer the business reinsured. The Company shall submit a copy of its bulk reporting format for review by the Reinsurer prior to the completion of the formal Agreement.

Each self-administered report should be broken down into the following report details, with Automatic and Facultative business shown separately for each detail.

1. NEW BUSINESS
2. FIRST YEAR - OTHER THAN NEW BUSINESS
3. RENEWAL YEAR
4. CHANGES/TERMINATIONS
5. ACCOUNTING INFORMATION
6. RESERVE INFORMATION
7. POLICY EXHIBIT INFORMATION
8. QUARTERLY INFORCE

Below is a brief description of each report detail requested:

1. NEW BUSINESS - New issues* only, first time policy is reported to the Reinsurer. Policies appear only once in this detail and should include the following information: policy number, name of insured, D.O.B., age, sex, policy date, tobacco use, reinsured amount and NAR, table rate, flat extra rate, and premium.

   * Policies which are new, but result from replacements or conversions from other plans covered under other Agreements with the Reinsurer should be clearly identified, these policies should not be reported as new issues. The Reinsurer suggests these policies be identified with a transaction code and be reported in the "Changes Detail". The original policy date and duration should also be reported.

   Policies previously ceded to the Reinsurer under an individual cession treaty require special handling. The Reinsurer will continue reinsurance administration.

2. FIRST YEAR - OTHER THAN NEW BUSINESS - Policies previously reported on the new business detail, and are still in their first duration or policies involved in first year premium adjustments.

3. RENEWAL YEAR - All renewal policies.

4. CHANGES/TERMINATIONS - Policies involved in a change during the current reporting period. Type of change or termination activity must be clearly identified for each policy.

   The Reinsurer suggests separate listings for Terminations/Reinstatements, Changes, Conversions/Replacements or the use of Transaction/Reason code to describe activity.

   *CONVERSIONS/REPLACEMENTS - The Reinsurer requires the reporting of the original policy date, as well as the current date of issue. This data is expected in the "Change Detail" when the conversion is reported and continued in the "Renewal Detail" as the policy continues to be reported.




02/26/02                                                                22 of 24

5. ACCOUNTING INFORMATION - Premiums summarized for Life, ADB, Waiver, Other by the following categories:
   Automatic/Facultative, First Year/Renewal Year, and Allowances where applicable.

6. RESERVE INFORMATION - Policy reserves summarized by Amount of Reinsurance by Life, ADB, Waiver, and Deficiency - for Automatic and Facultative, where applicable.

7. POLICY EXHIBIT INFORMATION - Summary of the current period's activity and year-to-date totals. Reporting the number of policies and reinsurance amount.

8. QUARTERLY INFORCE - Quarterly detail report of all policies inforce including reserve information.




02/26/02                                                                23 of 24

                                   EXHIBIT D

                                CONVERSION RATES

Not applicable.








02/26/02                                                               24 of 24